

May 31, 2019

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: AG Twin Brook BDC, Inc.
       File Nos. 000-55907; 814-01259

Dear Mr. Horowitz:

On May 3, 2019, you filed a registration statement on Form 10 on behalf of AG Twin Brook BDC, Inc. (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We reviewed the registration statement, and provide our comments below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 before its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act.

LEGAL COMMENTS

Explanatory Note (Page 1)

1.   Please disclose in bold font in bullet points in this section that: (1) the Company's shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed

on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop; (3) repurchases of shares by the Company, if any, are expected to be limited; and (4) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Item 1. Business — General Development of Business (Page 2)

2.   State briefly the amount of proceeds the Company intends to raise in the private placement.

3.   Generally in Item1 and throughout the registration statement, the disclosure states the Company does not intend to incur any indebtedness for investment purposes. See, for example, "Capital Resources and Borrowings" on page 13. In addition, the disclosure states the Company does not expect to borrow to make distributions. See, for example, the second full paragraph on page 23. However, elsewhere, the disclosure states the Company expects to use debt financing. See, for example, the first full paragraph on page 23. Please revise the disclosure to reflect the Company's intentions regarding incurring debt throughout the filing.

Item 1. Business — The Investment Advisor (Page 3)

4.   Please explain supplementally how the Resource Sharing Agreement operates. Explain what services Angelo Gordon and its employees will provide on the Adviser's behalf. Explain the extent to which the Adviser will depend on Angelo Gordon personnel for investment opportunities. In addition, explain why the Resource Sharing Agreement is not an advisory contract within the meaning of the 1940 Investment Company Act (the "1940 Act").

Item 1. Business — (c) Description of Business — Investment Management Agreement; Administration Agreement (Page 5)

5.   This section sets forth how the Management Fee will be calculated both before and after an Exchange Listing. Please supplementally respond to the following:

> (a) Please explain the Board's basis for determining now, rather than at the time of Exchange Listing, that it would be appropriate to (i) increase the asset-based advisory fee, and (ii) increase income and capital gains incentive fees. Specifically explain how the Board's was able to consider now, among other things, the quality of the services rendered by the Adviser in relation to the fee paid, the performance of the Company compared to similar funds, the profitability of the Adviser, and how the advisory fee compares to that of other BDC advisers.

> (b) Please explain how it would be consistent with Section 15(a) of the 1940 Act for the Company to include provisions to increase the Management Fee and to increase incentive

fees, at an indefinite time in the future, without obtaining shareholder approval of those changes before they are implemented.

6. Revise for clarity the second bullet point on page 6, explaining how to calculate the Catch-Up Amount of the income incentive fee. Please confirm the maximum limit of the 'catch-up' range of the income portion of the incentive fee, stated as 1.212121% in the section *Investment Management Agreement; Administration Agreement* on page 6.

7. Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee.

8. Provide an estimate of the total expenses a shareholder should expect to pay under the Administration Agreement.

9. In the first paragraph on page 8, the disclosure states, "The Advisor has not assumed any responsibility to us other than to render the services called for under that agreement. It will not be responsible for any action of our Board in following or declining to follow the Advisor's advice or recommendations." Delete these sentences, or alternatively, clarify that the Advisor owes a fiduciary duty to the Company consistent with the U.S. securities laws.

Item 1. Business — (c) Description of Business — Types of Investments (Page 9)

10. The first paragraph of this section states that the Company intends to invest in senior secured debt, unitranche facilities, second lien debt, and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite loans" are increasingly common. *See, e.g.*, Moody's Investors Service, "Leveraged loans — EMEA: Traditional covenant protections eroding on all major fronts" (April 24, 2018) (https://www.moodys.com/research/Moodys-Lender-protections-eroding-fast-in-EMEA-leveraged-loan-arena--PR_382759). If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company may invest in them, and add appropriate risk disclosure.

11. In the first paragraph, the disclosure states the portfolio will include "other subordinated instruments acquired either directly or through acquisitions in the secondary market." Briefly define "select other subordinated instruments."

12. Supplementally explain whether the Company will make capital commitments that may be unfunded for some period of time. If so, explain whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a

representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Item 1. Business — (c) Description of Business — Investment Structure (Page 10)

13.   In the third paragraph, the disclosure states, "We may selectively originate or invest in unitranche loans, which are loans that combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position." Clarify the meaning of the statement "generally in a first-lien position."

Item 1. Business — (c) Description of Business — Reporting Obligations (Page 20)

14.   In the first paragraph, delete the word "periodic." Reporting companies must file all reports (periodic reports on Form 10-K and 10-Q, as well as current reports on Form 8-K) required to be filed pursuant to the Exchange Act.

Item 1A. Risk Factors (Page 33)

15.   The introductory paragraph states, "The risks set out below are not the only risks we face." Confirm that the risk disclosure contains all principal risks to the Company.

16.   Under "Incurrence of Significant Costs as a Result of Being an Exchange Act Reporting Company," on page 40, the disclosure states that the Company will not be subject to Exchange Act reporting obligations unless the Company conducts a public offering and lists shares on a national exchange. Supplementally explain why the Company is not subject to reporting requirements upon the effectiveness of the registration under Section 12(g) or delete this disclosure. See Section 4310.6 of the Financial Reporting Manual.

17.   Under "Changes in Interest Rates May Affect Net Investment Income" on page 42, the disclosure states "Currently, all of our floating rate investments are linked to LIBOR." However, elsewhere, the Company discloses it has not yet made any investments. Please clarify.

18.   Under "Potential Conflicts of Interest" on page 44, it is not clear what conflicts of interest the disclosure is attempting to address.   Please clarify this risk factor.

19.   Under "Equity Securities" on page 54, the disclosure states the Company may invest in "equity securities of investment funds that are operating pursuant to certain exceptions of the 1940 Act." Clarify specifically the types of funds to which this refers. We may have further comments.

Item 2. Financial Information (Page 68)

20.	Please explain to us how the fund intends to account for any organization and offering costs incurred by the company, including references to any applicable accounting guidance under GAAP.

21.	Please amend your filing to include (and appropriately label) a separate section for Management's Discussion and Analysis of financial condition and results of operations (MD&A). In addition, within MD&A, include a section describing your Critical Accounting Estimates. Refer to Release 33-8350 or Section 501.14 of the Codification of Financial Reporting Policies

Item 15. Financial Statements and Exhibits (Page 89)

22.	Please file the finalized exhibits once they are available.

GENERAL COMMENTS

23.	We note that portions of the filing, including the Company's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

24.	Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

25.	 Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

26.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-3250.

Sincerely,

/s/ Raymond A. Be

Raymond A. Be
Attorney-Adviser